UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing the results of its 2017 Special General Meeting of Shareholders of the Company held on July 12, 2017. At the 2017 Special General Meeting (the “Special Meeting” or the “Meeting”), management presented certain matters, and the shareholders of the Company voted on a number of different proposals, all of which are described in more detail in the Company’s Proxy statement for the Special Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on June 8, 2017 (“Proxy Statement”).

The proposals (i) to approve an increase in the number of ordinary shares reserved under Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to 50,000,000 ordinary shares to qualify for incentive stock options for US Tax purposes; (ii) To approve the Compensation Policy, in the form attached as Exhibit A to the Company’s Proxy Statement; (iii) To approve the Letter of Exemption granted by the Company to each of Mr. Arye Weber, Ms. Revital-Stern-Raff and Mr. Ran Tzror, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015; (iv) To approve Letter of Indemnity granted by the Company to each of Mr. Arye Weber, Ms. Revital-Stern-Raff and Mr. Ran Tzror, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015; (v) To approve the inclusion under the D&O Policy of the Company of each of Mr. Arye Weber, Ms. Revital-Stern-Raff and Mr. Ran Tzror, effective as of the commencement of such director’s engagement with the Company; (vi) To approve that the Company may procure a D&O Insurance Policy, as well as procure in the future additional D&O Insurance Policies, and to include all current as well as future office holders under the coverage of any such D&O Insurance Policies, effective as of the commencement of their engagement with the Company, as set forth under Proposal 4 of the Proxy Statement; (vii) To approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 5 in the Proxy Statement; (viii) To approve an amendment to the terms of office and employment of Mr. Isaac Israel a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 6 in the Proxy Statement; (ix) To approve an amendment to the terms of office and employment of Mr. Simcha Rock a member of the Board of Directors and Chief Financial Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 7 in the Proxy Statement; and (x) To approve an amendment to the terms of office and employment of each of Mr. Arye Weber, Ms. Revital-Stern-Raff, Mr. Ran Tzror, Mr. Ido Agmon and Mr. Steven Steinberg, including the grant of equity-based incentive compensation, as set forth under Proposal 8 in the Proxy Statement, were all approved by the requisite vote of the Company’s shareholders present and voting at the Meeting.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

July 13, 2017	By:	/s/ Simcha Rock
Simcha Rock
CFO and Director